Exhibit 99.26

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

January 20, 2011.

3.	Press Release

The Press Release dated January 20, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. announced preliminary production statistics for its third quarter of commercial production ended December 31, 2010 from its wholly owned San Francisco open pit gold mine located in northern Sonora, Mexico.

5.	Full Description of Material Change

See Schedule “A” attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

January 20, 2011.

SCHEDULE “A”

TIMMINS GOLD CORP.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

January 20, 2011	TSX-V: TMM

NEWS RELEASE

20,030 ounces of Gold Sold
During Third Quarter of Production

Vancouver, British Columbia - Timmins Gold is pleased to announce preliminary production statistics for its third quarter of commercial production ended December 31, 2010 from its wholly owned San Francisco open pit gold mine located in northern Sonora, Mexico.

A total of 20,030 ounces of gold was sold during the quarter ended December 31 which is a 28 % increase over the previous quarter.

SAN FRANCISCO MINE
PRELIMINARY PRODUCTION
STATISTICS

Quarter ended December 31, 2010
Total Material Moved	Dry Ktonnes	5,777
Ore Mined and Crushed	Dry Ktonnes	1,208

During the 3 month period average daily production from the mine averaged over 13,282 dry metric tonnes, an increase of 11 % over the previous quarter.

The strip ratio for the quarter averaged 3.7 to 1. The current life of mine strip ratio is projected at 1.73 to 1.

Average head grade for the quarter was 0.939 g/t which is in line with expectations.

Metallurgical recoveries are on target to achieve a rate of over 70%.

There were no accidents which resulted in lost time during the quarter.